UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

2018 oil and natural gas production

Rio de Janeiro, January 15, 2019—Petróleo Brasileiro S.A.—Petrobras reports that in 2018, its total production of oil and gas, including natural gas liquids (NGL), was 2.63 million barrels of oil equivalent per day (boed), of which 2.53 million boed produced in Brazil and 101,000 boed abroad. Petrobras’ own production of oil in Brazil was 2.03 million barrels per day (bpd).

The annual average of the company’s total operated production (both Petrobras and partner’s share) in 2018 was 3.29 million boed, of which 3.16 million boed in Brazil.

The production of oil and natural gas in 2018 is in line with the goal established for this year in the company’s Business and Management Plan, which projects 2.8 million boed in 2019.

The main highlights of the Company’s production in 2018 were:

I—Start-up of four new production systems: the P-74 and P-75 platforms, located in the Búzios Field, in the pre-salt of the Santos Basin; the P-69 platform, located in the Lula Field, also in the pre-salt of the Santos Basin; and the FPSO Cidade de Campos dos Goytacazes, located in the Tartaruga Verde Field, in the post-salt of the Campos Basin.

II—The continuous development of the pre-salt production, which completed 10 years and achieved new records: annual production of oil and natural gas, operated by Petrobras, of 1.75 million boed and the monthly record of 1.85 million boed, which was reached in December.

III—The achievement of a new annual record in the utilization of gas by Petrobras in Brazil, reaching the 96.6% mark, as a result of the efforts undertaken over the past years through the Optimization Program for Gas Utilization.

IV—The divestments in the Lapa, Sururu, Berbigão, Oeste de Atapu and Roncador fields, as well as the Joint Venture of Petrobras America Inc. with Murphy Exploration & Production Co.

Oil and Gas Production in December

In December 2018, the total production of oil and gas, including natural gas liquids (NGL), was 2.70 million barrels of oil equivalent per day (boed), of which 2.64 million boed produced in Brazil and 63,000 boed abroad.

The company’s total operated production (both Petrobras and partner’s share) was 3.4 million boed, of which 3.3 million boed in Brazil.

With regards to the previous month, there was a 3.3% increase in production, mainly due to the interconnection of new wells in the FPSO Cidade de Campos dos Goytacazes, located in the Tartaruga Verde field, in the post-salt of the Campos Basin, as well as the end of the maintenance stoppages at the FPSO Cidade de Ilhabela, located in the Sapinhoa field, in the pre-salt of the Santos Basin, and the P-18 platform, located in the Marlim field, in the Campos Basin.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer